QuickLinks -- Click here to rapidly navigate through this document

Amended Exhibit 4

SECOND QUARTERLY FINANCIAL REPORT—MAY 31, 2002

President's Letter

To our Shareholders:

        While the global health care sector is experiencing widespread negative sentiment which has hurt Cardiome's present valuation, I am proud of our accomplishments as an organization this quarter. We have demonstrated that we can attract significant financial resources and experienced senior management, and that we can quickly advance our products through clinical development towards partnering and commercialization.

        With a long term view of the markets, it is worth noting that drug, biotech and health care stocks have outperformed the industrial sector with a seven-year annualized return of 22.3% vs industrials at 14.9% (January 3, 1995- July 2, 2002). We expect that biopharmaceutical companies with innovative products will continue to outperform pharmaceutical stocks in the coming years. Patent protection, attractive profit margins and an aging population represent compelling reasons to stay focused in this sector for the long term. Over the past two years we have built a product-focused organization, creating innovative therapies for the challenges and opportunities presented by an enormous cardiovascular marketplace.

A Strong Cardiovascular Company, A First-Class Team

        A public offering financing completed in March 2002 raised $30,908,061 for Cardiome to advance its clinical drug candidates, RSD1235 and oxypurinol, further through clinical trials towards commercialization. The support received from the investment community in this oversubscribed financing is strong endorsement of Cardiome's strategic plan.

        In May 2002, Cardiome appointed Alan Moore, Ph.D., to its management staff as Executive VP, Clinical Development and Regulatory Affairs. With 23 years of clinical development and senior management expertise, and a track record of developing and filing an NDA for Procter & Gamble's lead antiarrhythmic compound, Azimilide, Dr. Moore lends his valuable experience to our management team.

Advancing Arrhythmia Projects

        On July 10, 2002, subsequent to quarter-end, Cardiome announced it had completed dosing patients in its Phase II proof-of-efficacy clinical trial with RSD1235, its lead antiarrhythmic drug candidate. The placebo-controlled study is designed to determine the ability of intravenously-administered doses of RSD1235 to terminate recent-onset atrial fibrillation. The Company will announce the results of the study after completion of patient follow ups, audits of study sites and analysis of the database expected in September 2002.

        After receiving notice that development partner AstraZeneca does not plan to proceed with the clinical development of RSD1122, Cardiome has regained development responsibility for the compound. Cardiome will evaluate the AstraZeneca pre-clinical data and, following consultation with its Board of Directors and Scientific Advisory Board, decide future plans for the pre-clinical drug candidate.

Treatments for CHF and Gout

        In the Paralex transaction, Cardiome acquired rights to the application of xanthine oxidase inhibitors to specific indications, including congestive heart failure and symptomatic hyperuricemia (gout).

        Cardiome will be commencing Phase II trials of oxypurinol in congestive heart failure in the upcoming months. The Phase II trial is on track to begin first patient dosing in the fourth quarter, following the filing of an Investigational New Drug application with the FDA.

        Cardiome announced in May 2002 that it had exercised an option to develop oxypurinol as an alternative treatment for the 2% of patients with symptomatic hyperuricemia (gout) who are intolerant to allopurinol, the first-line therapy for gout. Four million patients are treated for gout worldwide. Cardiome is currently evaluating the appropriate strategy for NDA submission to treat these allopurinol-intolerant gout patients. The assets held by Cardiome relating to gout strengthen the proprietary position and data package for the company's CHF program.

        In the remaining quarters of 2002, we look forward to announcing the results of our Phase II trial with RSD1235. We also look forward to reporting progress in our development programs with oxypurinol.

Respectfully,

"Bob Rieder"

Robert Rieder
 President & CEO    July 25, 2002

RESULTS OF OPERATIONS

        For the three months ended May 31, 2002, the Company recorded a net loss of $4,062,499 ($0.15 per common share), compared to a net loss of $2,596,191 ($0.25 per common share) for the same quarter in the preceding fiscal year ("fiscal 2001"). On a year-to-date basis, the Company posted a net loss of $5,824,330 ($0.31 per common share) for the six months ended May 31, 2002, compared to a net loss of $3,514,634 ($0.34 per common share) for the same period in 2001. The increase of operating loss was primarily due to the expanded research and development activities in the Company's ongoing cardiac arrhythmia programs as well as the additions of the congestive heart failure ("CHF") program and the gout program, as a result of its acquisition of Paralex, Inc. as described in Note 4 to the interim financial statements included herein. The increase of operating loss was also attributed to the increased business development and investor relations activities as described below.

Revenue

        Effective June 1, 2001, the Company changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 ("SAB 101") Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. License fees, which consist of initial upfront fees and milestone payments are deferred and amortized into revenue on a straight-line basis over the term of the relevant license or related underlying product development period if the Company has future involvement or obligation to perform under the arrangement. Previously, the Company recognized upfront license fees and milestone payments as earned in accordance with the terms of the related agreement which was generally the period the payment was received. This change has been applied retroactively and all prior periods reported prior to the adoption of SAB101 have been adjusted accordingly.

        Revenue for the second quarter ended May 31, 2002 increased to $259,303, compared to $177,490 for the same quarter in fiscal 2001. On a year to date basis, the Company generated a lower cumulative total revenue at $324,744 for the six-month period ended May 31, 2002, compared to $432,850 for the same period in 2001.

        Research collaborative and licensing revenue decreased to $37,805 and $75,610 for the quarter and the six-month period ended May 31, 2002, compared to $53,162 and $121,416 for the same periods in fiscal 2001 respectively. No collaborative research, milestone or licensing revenue was received during the quarter and the six-month period ended May 31, 2002, except the deferred revenue related to upfront license fees from AstraZeneca A.B. ("AstraZeneca") was amortized into revenue.

        Grant income declined to $15,000 and $26,000 for the quarter and the six-month period ended May 31, 2002, compared to $24,006 and $81,443 for the same periods in fiscal 2001 respectively. The decline was mainly due to the end of grant payments from the Science Council of BC of $65,437 in April 2001.

        Interest and other income increased to $206,498 for the quarter ended May 31, 2002, compared to $100,322 for the same quarter in fiscal 2001. On a year to date basis, interest and other income was $223,134 for the six month period ended May 31, 2002 compared to $229,991 for the same period in fiscal 2001. The increase for the quarter ended May 31, 2002 was due to higher average cash and short term investment balances resulting from the public equity offering in March 2002.

        Subsequent to the quarter ended May 31, 2002, effective June 18, 2002, the Company's license agreement with AstraZeneca related to RSD1122 was terminated at no financial obligation from either party. AstraZeneca returned all rights and pre-clinical data associated with RSD1122 in July 2002. The remaining deferred revenue associated with this license agreement will be recognized in the quarter ended August 31, 2002. The Company is currently evaluating whether or not to carry out and fund further research and development on this compound.

        The Company currently has no revenues from product sales or licensing of products and/or technology to third parties. We anticipate that future revenues will consist primarily of licensing fees, research and development payments, milestone payments and royalties from existing and future licensing and collaborative agreements with other pharmaceutical companies.

Research and Development Expenditures

        Research and development expenditures increased to $2,522,742 in the second quarter in 2002, compared to $2,154,134 in the same quarter in fiscal 2001. The Company accumulated a total research and development expenditure of $3,757,602 for the six-month period ended May 31, 2002, compared to $2,841,392 for the same period in 2001. The increases in research and development expenditures for both the quarter and the six-month period ended May 31, 2002, compared to the same periods in fiscal 2001, were mainly due to the newly acquired CHF program and gout program, and the expanded activities in its ongoing cardiac arrhythmia programs.

        Specifically, the increase of approximately $369,000 in research and development expenditures for the quarter ended May 31, 2002 was attributed to the increase of investment in the RSD1235 program, the CHF project, and the gout project by approximately $488,000, $321,000, and $91,000 respectively; these increases were offset by a decline of spending in the discontinued projects by approximately $531,000. On a year to date basis, the increase of approximately $917,000 in cumulative research and development expenditure for the six month period ended May 31, 2002 was attributed to the increase of spending in the RSD1235 program, the CHF project, and the gout project by approximately $603,000, $401,000, and $96,000 respectively; these increases were offset by a decline of spending in the discontinued projects by approximately $183,000.

        The Company expects higher level of research and development expenditure for the remainder of fiscal year ending November 30, 2002 as compared to those incurred in fiscal 2001. A significant portion of the research and development expenditure will be incurred for the full patient enrolment in the Phase II clinical trial of RSD1235, in the initiation of clinical trial of the newly acquired congestive heart failure program, in the maintenance of the gout program, and in research activities related to the Kv1.5 program.

        Subsequent to the quarter ended May 31, 2002, the Company announced that it has completed dosing of patients in its Phase II proof-of-efficacy clinical trial with its atrial antiarrhythmic drug candidate RSD1235. The placebo-controlled study is designed to determine the ability of intravenously administered doses of RSD1235 to terminate recent-onset atrial fibrillation. The Company will announce the results of the study after completion of patient follow ups, audits of study sites and analysis of the database expected in September 2002.

General and Administration Expenses

        General and administration expenses for the current quarter increased to $1,055,272, as compared to $478,679 in the same quarter of 2001. The Company accumulated a total general and administration expenditure of $1,541,416 for the six-month period ended May 31, 2002, compared to $835,156 for the same period in 2001. The increase in general and administration expenses for the quarter ended May 31, 2002 was mainly due to the increase of spending in business operations of approximately $451,000 and investor relations activities of approximately $110,000. On a year to date basis, the increase was primarily due to the higher expenditures incurred for general business operations and investor relations activities by approximately $499,000 and $176,000 respectively. The Company expects higher level of general and administration expenditure to support its increased business activities for the remainder of fiscal year ending November 30, 2002 as compared to those incurred in fiscal 2001.

Amortization

        Amortization for the second quarter increased to $843,788, compared to $140,868 in the same quarter of 2001. The Company recorded $950,056 of amortization for the six-month period ended May 31, 2002, compared to $270,936 for the same period in 2001. The increase was mainly due to the capital assets and technology acquired in the current quarter.

LIQUIDITY AND CAPITAL RESOURCES

        The Company's activities during the six months ended May 31, 2002 were financed mainly by its working capital carried forward from the preceding fiscal year and the net proceeds collected from a recent public offering of units. On March 8, 2002, the Company successfully completed a public offering of 9,309,657 units (the "Units") of the Company at a price of $3.32 per Unit for gross proceeds of $30,908,061, as described in Note 5 to the interim financial statement included herein. At May 31, 2002, the Company had working capital of $23,639,009 as compared to $3,523,091 at November 30, 2001. The Company had available cash reserves, comprised of cash, cash equivalents and short-term investments, of $24,804,269 at May 31, 2002 as compared to $4,183,580 at November 30, 2001.

        Capital expenditures incurred during the quarter ended May 31, 2002 were $438,388, including a total investment of $401,030 for the expansion of intellectual property rights and a total acquisition cost of $37,358 in capital assets. The cumulative capital expenditure for the six months ended May 31, 2002 was $501,901 with $404,761 of this investment in the expansion of intellectual property.

CARDIOME PHARMA CORP.
Continued under the laws of Canada

CONSOLIDATED BALANCE SHEETS
(Unaudited—expressed in Canadian Dollars)

	As at
	May 31, 2002	November 30, 2001
ASSETS
Current
Cash and cash equivalents	$874,560	$1,381,750
Short-term investments	23,929,709	2,801,830
Accounts receivable and prepaid expenses	690,535	247,211

	25,494,804	4,430,791
Capital assets	424,920	302,583
License, patents and technology	31,023,611	1,536,249

	$56,943,335	$6,269,623

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$1,831,372	$907,700
Current portion of obligations under capital leases	24,423	—

	1,855,795	907,700
Obligations under capital leases	49,074	—
Deferred revenue	1,272,764	1,348,374

Total Liabilities	3,177,633	2,256,074

Shareholders' Equity
Share Capital (Note 5)
Authorized
An unlimited number of common shares without par value
Issued
10,308,962 at November 30, 2001		32,251,393
28,308,098 at May 31, 2002	88,709,876
Special warrants	—	966,000
Contributed surplus	1,276,266	1,192,266
Deficit	(36,220,440)	(30,396,110)

	53,765,702	4,013,549

	$56,943,335	$6,269,623

On behalf of the Board:

"Bob Rieder"	"Michael Walker"

Robert Rieder, Director	Michael J. A. Walker, Director

CARDIOME PHARMA CORP.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Unaudited—expressed in Canadian Dollars)

	For the Three Months ended May 31,		For the Six Months ended May 31,
	2002	2001	2002	2001
Revenue
Research collaborative and licensing	$37,805	$53,162	$75,610	$121,416
Grant income	15,000	24,006	26,000	81,443
Interest and other income	206,498	100,322	223,134	229,991

	259,303	177,490	324,744	432,850

Expenses
Research and development	2,522,742	2,154,134	3,757,602	2,841,392
General and administration	1,055,272	478,679	1,541,416	835,156
Amortization	843,788	140,868	950,056	270,936

	4,421,802	2,773,681	6,249,074	3,947,484

Loss before income taxes	4,162,499	2,596,191	5,924,330	3,514,634
Future income tax recovery	(100,000)	—	(100,000)	—

Net loss for the period	4,062,499	2,596,191	5,824,330	3,514,634
Deficit, beginning of period	32,157,941	24,156,668	30,396,110	22,810,225
Adjustment for future income taxes	—	—	—	428,000

Deficit, end of period	$36,220,440	$26,752,859	$36,220,440	$26,752,859

Net loss per common share	$0.15	$0.25	$0.31	$0.34

Weighted average number of outstanding shares	27,568,207	10,303,962	18,785,901	10,303,962

CARDIOME PHARMA CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited—expressed in Canadian Dollars)

	For the Three Months ended May 31,		For the Six Months ended May 31,
	2002	2001	2002	2001
Operating Activities
Loss for the period	$(4,062,499)	$(2,596,191)	$(5,824,330)	$(3,514,634)
Add: Non-cash items
Foreign exchange gain	(5,921)	—	(5,921)	—
Stock-based compensation	84,000	—	84,000	—
Future income tax recovery	(100,000)	—	(100,000)	—
Amortization	843,788	140,868	950,056	270,936

	(3,240,632)	(2,455,323)	(4,896,195)	(3,243,698)
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	(417,028)	496,689	(443,324)	60,418
Accounts payable and accrued liabilities	62,508	(246,355)	387,267	(460,695)
Deferred revenue	(37,805)	(37,806)	(75,610)	(75,612)

Cash used in operating activities	(3,632,957)	(2,242,795)	(5,027,862)	(3,719,587)

Financing Activities
Share capital issued, net	28,237,255	—	27,959,974	—
Repayment on obligations under capital leases	(3,920)	(11,592)	(3,920)	(22,921)
Repayment on long-term debt (Note 4)	(724,574)	(18,892)	(724,574)	(37,283)

Cash provided by (used in) financing activities	27,508,761	(30,484)	27,231,480	(60,204)

Investing Activities
Acquisition of Paralex, Inc. (Note 4)	(676,087)	—	(1,081,028)	—
Purchase of capital assets	(37,358)	(5,756)	(97,140)	(36,861)
License, patents and technology	(401,030)	(18,199)	(404,761)	(101,869)
Purchase of short-term investments	(23,782,984)	(4,601,474)	(23,788,516)	(7,936,268)
Sale of short-term investments	285,316	3,930,721	2,660,637	9,722,216

Cash provided by (used in) investing activities	(24,612,143)	(694,708)	(22,710,808)	1,647,218

Decrease in cash and cash equivalents during the period	(736,339)	(2,967,987)	(507,190)	(2,132,573)
Cash and cash equivalents, beginning of period	1,610,899	4,082,893	1,381,750	3,247,479

Cash and cash equivalents, end of period	$874,560	$1,114,906	$874,560	$1,114,906

Supplemental Disclosure: Capital assets acquired under capital leases	$77,418	$—	$77,418	$—

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited—expressed in Canadian Dollars)

1.    BASIS OF PRESENTATION

        The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information consistent with the Company's most recent annual audited consolidated financial statements for the year ended November 30, 2001. These interim financial statements and notes do not include all disclosures required for annual financial statements and should be read in conjunction with the annual audited consolidated financial statements of the Company included in the Company's annual report.

        In the opinion of management, all material adjustments (including reclassification and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows have been made. Interim financial results are not necessarily indicative of financial results for the full year.

        The continuation of the Company's research and development activities and the commercialization of the targeted therapeutic products are dependent upon the Company's ability to successfully complete its research and development programs and finance its cash requirements through a combination of equity financing and payments from potential strategic partners.

2.    PRINCIPLES OF CONSOLIDATION

        The accompanying interim consolidated financial statements include the accounts of Cardiome Pharma Corp., its wholly-owned Canadian subsidiaries, Rhythm-Search Developments Ltd. and Atriven Cardiology Inc., and its wholly-owned United States subsidiary, Paralex, Inc. Significant intercompany accounts and transactions have been eliminated on consolidation.

        With respect to the Company's integrated foreign subsidiary, monetary assets and liabilities are translated into Canadian dollars using the exchange rate at the balance sheet date. Revenue and expense items are translated at the average exchange rate in the period. Exchange gains and losses are included in the determination of net income (loss).

3.    CHANGE IN ACCOUNTING PRINCIPLES

  [a] Income taxes

        Effective December 1, 2000, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes. The change has been applied retroactively and, as permitted, the comparative financial statements have not been restated. The change in accounting policy resulted in an increase in future tax assets, a decrease in technology, an increase in future tax liabilities and an increase in the deficit at December 1, 2000 of $428,000 and a reduction in amortization expense and net loss for the six months ended May 31, 2002 and May 31, 2001 of $51,360. Before the adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation.

  [b] Revenue recognition

        Effective June 1, 2001, the Company changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 ("SAB 101") Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. License fees, which consist of initial upfront fees and milestone payments are deferred and amortized into revenue on a straight-line basis over the term of the relevant license or related underlying product development period if the Company has future involvement or obligation to perform under such arrangement. Previously, the Company recognized upfront license fees and milestone payments as earned in accordance with the terms of the related agreement which was generally the period the payment was received.

        This change was applied retroactively and prior periods have been restated with the following effect:

	As Originally Reported		As Restated
	3 months ended May 31, 2001 $	6 months ended May 31, 2001 $	3 months ended May 31, 2001 $	6 months ended May 31, 2001 $
Research collaborative, licensing and option fees	15,356	45,804	53,162	121,416
Loss for the period	(2,633,997)	(4,090,246)	(2,596,191)	(3,514,634)
Net loss per common share	(0.26)	(0.40)	(0.25)	(0.34)
Deferred revenue	—	—	1,423,988	1,423,988
Deficit	(25,328,873)	(25,328,873)	(26,752,859)	(26,752,859)

  [c] Loss per common share

        Effective September 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants Section 3500 ("Earnings per share") with respect to the calculation of loss per common share. This change has been applied retroactively and had no impact on the quarter and six-month period ended May 31, 2001.

4.    BUSINESS COMBINATION

        On March 8, 2002, the Company acquired 100% of the outstanding common shares of Paralex, Inc. ("Paralex"), a development stage enterprise that had not commenced commercial operations. The acquisition provides the Company with certain intellectual property rights, under a license from the John Hopkins University, relating to the use of oxypurinol and other related compounds called xanthine oxidase inhibitors for treatment of congestive heart failure ("CHF"), other cardiovascular disorders and neuromuscular disease. The acquisition also provide the Company with the rights, under a license from ILEX Oncology, Inc., to oxypurinol clinical data, drug supply and know-how and an option on rights to oxypurinol, for the treatment of gout, a metabolic disease. The Company issued 8,203,396 common shares in exchange for all of the outstanding shares of Paralex.

        The acquisition has been accounted for using the purchase method of accounting and accordingly the results of operations have been included in the consolidated statement of loss and deficit from the date of acquisition.

        The purchase price has been allocated to the fair value of Paralex's identifiable net assets and liabilities in accordance with the purchase method as follows:

$
Assets acquired:
Cash	624
Other assets	560,368
Technology	29,480,201

Total assets acquired	30,041,193

Less liabilities assumed:
Accounts payable and accrued liabilities	355,502
Long-term debt	723,111
Future tax liability	100,000

Total liabilities assumed	1,178,613

Net assets acquired	28,862,580

Consideration given:
8,203,396 common shares	27,563,400
Transaction costs	1,299,180

Total consideration	28,862,580

        The allocation of the purchase price reflected in the interim consolidated financial statements is based on the financial position of Paralex as at March 7, 2002. The purchase price allocation reflects the fair value, at the acquisition date, of the assets acquired and liabilities assumed based upon the Company's evaluation of such assets and liabilities following the closing of the acquisition. The Company has not completed the valuation relating to the final purchase price allocation and accordingly when completed may result in an adjustment to the preliminary allocation reflected herein. In these interim consolidated financial statements, the excess of the consideration given over the fair value of the net liabilities assumed has been reflected as technology in the interim consolidated balance sheet.

        Technology is being amortized on a straight-line basis over ten years. Subsequent to the closing of the acquisition, Paralex's long-term debt was repaid with the proceeds of the Company's equity financing which was closed in March 2002.

        As a result of the acquisition, the Company assumed the following financial commitments of Paralex, Inc.:

  [i]
  Pursuant to a license agreement, the Company is responsible for the payment of royalties based on a percentage of revenue and subject to certain minimum annual royalties commencing at US$5,000 and increasing over the next five years to US$100,000 per annum. The Company also has an obligation to develop and introduce certain licensed products into commercial markets as soon as it is practicable. The agreement sets out certain milestones that need to be met in ensuring that this occurs.

    In addition, the Company is required to obtain US$3 million of financing within 11 months and US$5 million of financing within 18 months of the agreement [commitment met in March 2002].

    The patent agreement may be terminated if either party fails to perform or breaches any of its obligations under the agreement. Furthermore, the Company may terminate the agreement for any reason upon giving 60 days' written notice. Unless otherwise terminated, the agreement expires upon the expiration of the last issued patent.

  [ii]
  In June 2001, and as amended in December 2001, the Company entered into a license and option agreement with ILEX Oncology, Inc. ("ILEX") comprising a license and sublicense for the exclusive worldwide rights for the development and commercialization of certain oxypurinol compounds held by ILEX. As part of the agreement, ILEX granted the Company an exclusive one year option to acquire ownership of and full rights to use certain data sublicensed by ILEX from a third party. Under the terms of the agreement, the Company agreed to pay ILEX an initial fee of US$250,000 [paid in January 2002], upon execution of the agreement and a further US$250,000 upon the exercise of the option [option exercised and payment made in May 2002]. The Company further agreed to pay ILEX additional milestone payments of up to US$8 million based on the completion of phase II clinical trials, FDA approval of the first new drug application and FDA approval for marketing and commercialization of the product. The Company has also agreed to pay royalties based on future net sales. Unless otherwise terminated, the license agreement will terminate upon the expiration of ILEX's obligation to pay royalties under its original license agreement.

  [iii]
  In May 2001, the Company entered into a consulting agreement with Cardiosciences Consulting Inc., whereby Cardiosciences Consulting Inc. will provide consulting services for US$100,000 per year, from January 1, 2002 through December 31, 2005.

5.    SHARE CAPITAL

        Effective March 8, 2002, the Company consolidated its share capital on a four for one basis. All share capital, options, warrants, and per share amounts have been retroactively restated to reflect this share consolidation.

        On March 8, 2002, the Company continued under the Canada Business Corporations Act and altered its authorized capital from 200,000,000 common shares without par value to an unlimited number of common shares without par value.

(a)
Issued and Outstanding

	Number of Common Shares	Amount
Balance as at November 30, 2001	10,308,962	$32,251,393
Issued upon conversion of special warrants(1)	458,583	864,927
Issued for cash upon public offering(2)	9,309,657	27,953,156
Issued for cash upon exercise of options	27,500	77,000
Issued for the acquisition of Paralex, Inc.	8,203,396	27,563,400

Balance as at May 31, 2002	28,308,098	$88,709,876

(1)
On October 10, 2001, the Company completed a private placement of 458,583 special warrants at a price of $2.40 each for total gross proceeds of $1,100,600. Each special warrant was convertible into one common share of the Company and one half of one common share purchase warrant, for no additional consideration. Each full purchase warrant entitles the holder to acquire one common share at $3.20 expiring October 10, 2003. In connection with the private placement, the Company paid a cash commission of $28,042 and legal and professional fees of $207,631, and granted 16,691 agent's warrants to the agent of this financing. Each agent's warrant entitles the holder to purchase one common share at $2.40 per share until October 10, 2003.

(2)
On March 8, 2002, the Company completed a public offering of 9,309,657 units (the "Units") of the Company at a price of $3.32 per unit for total gross proceeds of $30,908,061 (the "Offering"). Each Unit was converted into one common share in the capital of the Company and one quarter of one common share purchase warrant (a "Warrant") of the Company. One whole Warrant entitles the holder to purchase one common share of the Company at $6.64 expiring March 7, 2004. In connection with the public offering, the Company paid a cash commission of $2,163,564 and legal and professional fees of $791,341. In addition, the Company granted brokers' warrants ("Brokers' Warrants") to purchase 930,966 Units at a price of $3.80 per Unit until March 8, 2004 to the lead agents of the public offering.

(b)
Share Purchase Warrants

(i)
As at May 31, 2002 common share purchase warrants were outstanding as follows:

Date of Expiry	Exercise Price	Number of Warrants
June 5, 2002	$6.40	44,643	(1)
February 9, 2004 to 2007(2)	(2)	187,500
October 10, 2003	$2.40	16,691
October 10, 2003	$3.20	229,292
March 7, 2004	$6.64	2,327,414
March 7, 2004	$3.80	930,966
March 7, 2004	$6.64	232,741

Balance as at May 31, 2002		3,969,247

    (1)
    These warrants expired on June 5, 2002.

    (2)
    See note 5(b) (ii)

  (ii)
  In August 2001, the Company entered into a consulting agreement with a third party. The agreement expired on February 9, 2002. The Company was required to pay a monthly retainer fees of U.S.$5,000 during the term of the agreement and a fee based on the percentage of the consideration received by the Company from equity investments and/or partnering transactions facilitated by the consultant and issue additional warrants, as described in the agreement. In addition, the Company agreed to grant, subject to regulatory approval, 187,500 retainer warrants, which vested on February 9, 2002 with the following terms.

Number of warrants #	Exercise price US$	Date of expiry
75,000	2.40	February 9, 2004 [i]
25,000	4.80	February 9, 2004 [i]
25,000	8.00	February 9, 2004 [i] and [ii]
37,500	2.40	February 9, 2007 [iii]
12,500	4.80	February 9, 2007 [iii]
12,500	8.00	February 9, 2007 [ii] and [iii]

187,500

        Compensation expense which was estimated using the Black Scholes Pricing Model, in the amount of $84,000 has been recorded as an expense and an increase in contributed surplus in the consolidated financial statements for the six months ended May 31, 2002.

  [i]
  The expiry date of these warrants may be extended through February 9, 2007 if certain milestones are achieved before August 9, 2003, as described in the consulting agreement.

  [ii]
  In February 2002, the exercise price of these warrants was decreased from $9.00 to $8.00.

  [iii]
  In February 2002, the expiry date of these warrants was accelerated from February 9, 2009 to February 9, 2007.

(c)
Stock Options

        On May 27, 2002, the shareholders of the Company approved amendments to the 2001 Stock Option Plan which increased the number of common shares issuable under the plan to 5,500,000.

        As at May 31, 2002, the Company had 3,553,188 stock options outstanding, of which 1,994,813 were exercisable, at a weighted average exercise price of $3.67 per common share and expiring at various dates from July 31, 2002 to May 16, 2009.

	Weighted Average Exercise Price	Number of Stock Options Outstanding
Balance, November 30, 2001	$4.37	1,079,688
Options granted	$3.28	2,634,125
Options exercised	$2.80	(27,500)
Options expired/forfeited	$5.17	(133,125)

Balance, May 31, 2002	$3.54	3,553,188

(d)
Commitment to issue shares

        Under the terms of a licensing agreement, the Company has agreed to issue 50,000 common shares to the licensor upon the achievement of certain milestones. As at May 31, 2002, these milestones had not been achieved.

6.    SUBSEQUENT EVENT

        Effective June 18, 2002, the Company's license agreement with AstraZeneca A.B. ("AstraZeneca") related to RSD1122 was terminated at no financial obligation from either party. AstraZeneca returned all rights and pre-clinical data associated with RSD1122 in July 2002. The remaining deferred revenue associated with this license agreement will be recognized in the quarter ended August 31, 2002. The Company is currently evaluating whether or not to carry out and fund further research and development on this compound.

7.    SEGMENTED INFORMATION

        The Company operates primarily in one business segment with all of its assets and operations located in Canada. All of the Company's revenues are generated in Canada. During the three and six months periods ended May 31, 2002, 100% of research collaborative and licensing revenue was derived from one collaborator in Sweden [three month period ended May 31, 2001 - 71% and 29% from one collaborator in each of Sweden and United States, respectively; six month period ended May 31, 2001 - 87% and 13% from one collaborator in each of Sweden and United States, respectively].

8.    RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which, as applied in these consolidated financial statements, conform in all material respects to United States generally accepted accounting principles ("U.S. GAAP"), except for the differences below as more fully described in Note 16 to the annual consolidated financial statements of November 30, 2001.

        Material variations impacting the unaudited Consolidated Statements of Loss and Deficit under U.S. GAAP would be as follows:

	3 months ended May 31,		6 months ended August 31,
	2002 $	2001 $	2002 $	2001 $
Loss for the period, Canadian GAAP	(4,062,499)	(2,596,191)	(5,824,330)	(3,514,634)
Amortization of other assets	(25,680)	(25,680)	(51,360)	(51,360)
Adjustment for stock-based compensation
—employees	—	(12,000)	—	(16,000)
—non-employees	(44,081)	(3,597)	(68,299)	(18,643)

Loss for the period, U.S. GAAP before cumulative effect of change in accounting policy	(4,132,260)	(2,637,468)	(5,943,989)	(3,600,637)
Cumulative effect of change in accounting policy	—	—	—	(1,499,598)

Loss for the period, U.S. GAAP	(4,132,260)	(2,637,468)	(5,943,989)	(5,100,235)
Reclassification adjustment for unrealized gains on short-term investments	(8,584)	(56,080)	(29,591)	(117,662)
Unrealized gains on investments	59,094	39,058	59,094	66,991

Comprehensive loss for the period, U.S. GAAP	(4,081,750)	(2,654,490)	(5,914,486)	(5,150,906)

Loss for the period, U.S. GAAP	(4,081,750)	(2,654,490)	(5,914,486)	(5,150,906)

Weighted average number of common shares outstanding, U.S. GAAP	27,568,207	10,303,962	18,785,901	10,303,962

Loss per common share, U.S. GAAP	(0.15)	(0.26)	(0.31)	(0.50)

Loss per common share, U.S. GAAP:
Before change in accounting policy	(0.15)	(0.26)	(0.31)	(0.35)
Change in accounting policy	—	—	—	(0.15)

Loss per common share, U.S. GAAP	(0.15)	(0.26)	(0.31)	(0.50)

        Material variations in balance sheet accounts under U.S. GAAP are as follows:

	May 31 2002 $	November 30 2001 $
Cash and cash equivalents	878,770	1,385,101
Short-term investments	23,984,593	2,828,070
License, patents and technology	31,297,531	1,861,529
Share capital	87,424,876	30,966,393
Accumulated other comprehensive income	59,094	29,591
Contributed surplus	3,463,815	3,311,516
Deficit	(36,849,069)	(30,905,080)

QuickLinks

SECOND QUARTERLY FINANCIAL REPORT—MAY 31, 2002